Exhibit 99.2

Public Securities, Inc.
300 N. Argonne Rd., Ste. 202
Spokane, WA 99212
(Hereinafter "Public")


Widescope Resources Inc.
#208 - 828 Harbourside Drive
North Vancouver, BC  V7P 3R9
(Hereinafter the "Company")


Re: Lock-Up of Shares of Common Stock

Ladies and Gentlemen:

     The undersigned parties (referred to collectively herein as the "Undersigned") are delivering this letter agreement (the "letter agreement") to you in connection with and as a condition to the SEC Rule 15c2-11 filing by Public for the Company's common shares (the "Filing").

     The Undersigned currently hold 4,493,000 outstanding shares of Common Stock of the Company. In connection with the Filing, Public has requested that the Undersigned enter into a lock-up agreement with the Company and Public, by which we agree not to transfer certain of our shares of Common Stock for specified periods.

     In consideration of the foregoing the Undersigned hereby:

          (i) agrees that, without the prior written consent of the Company and Public (which consent may be withheld in their sole discretion), the Undersigned will not, directly or indirectly, prior to November 15, 2007 either privately sell, contract to sell or otherwise transfer (unless the proposed transferee agrees to be bound by the restrictions on transfer contained in this letter agreement), or publicly sell, contract to sell, or otherwise transfer, all or any portion of 4,493,000 of the shares of Common Stock which the Undersigned beneficially owns (the "12-Month Lock-up Period");

          (ii) agrees that, without the prior written consent of the Company, and Public (which consent may be withheld in their sole discretion), the Undersigned will not, directly or indirectly, during a period between November 16, 2007 and November 15, 2008 either privately sell, contract to sell or otherwise transfer (unless the proposed transferee agrees to be bound by the restrictions on transfer contained in this letter agreement), or publicly sell, contract to sell, or otherwise transfer during any three-month period any number of shares that exceeds the greater of 1% of the outstanding shares of the same class being sold, or, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing a notice of the sale pursuant to the applicable Canadian Securities Regulations; and

          (iii) authorizes the Company during the 12-Month Lock-up Period to cause the Company's transfer agent to place a legend on any certificates representing, and to decline to transfer and to note stop transfer restrictions on the transfer books and records of the Company with respect to, the shares of Common Stock that are restricted from transfer by this letter agreement.

     The Undersigned represents and warrants that the Undersigned have full power and authority to enter into the agreements set forth in this letter agreement, and that, upon request, the Undersigned will execute any additional
documents  necessary  in  connection  with  its  enforcement.   The  Undersigned
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understands  that  the  Undersigned's  obligations  set  forth  in  this  letter agreement are irrevocable on the part of the Undersigned and shall survive the Undersigned's death or incapacity. Any obligations of the Undersigned created by this letter agreement shall be binding upon the heirs, devisees, personal representatives, successors and assigns of the Undersigned. The Undersigned further understands that the NASD's acceptance of the Filing is subject to a number of conditions and may not ever occur, and as a consequence, this letter agreement shall expire on the last to occur of (x) January 31, 2007 or (y) the abandonment of the Filing by Public, in the event that the Filing is not accepted by the NASD on or before such later date.

     Very truly yours,



Dated: 11-15-2006                                    Number of shares: 1,483,000
                     ------------------------------
                     Edward D. Ford



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Arizona Outdoor Specialists Inc



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Singer Associates Holdings Ltd.
                     [formerly - Breld Holdings Ltd.]



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     BWN Oil Technologies Inc.



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Dockside Capital Group Inc.
                     [formerly - Enterprise Developments Inc.]



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Good Times Enterprises Inc.



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Specialty Holdings Inc.



Dated: 11-15-2006    Per:                            Number of shares:  430,000
                     ------------------------------
                     Wheels n Gear Inc.